UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): November 7, 2014

ALBEMARLE CORPORATION
(Exact name of registrant as specified in charter)

Virginia	001-12658	54-1692118
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

451 Florida Street, Baton Rouge, Louisiana	70801
(Address of principal executive offices)	(Zip code)

Registrant’s telephone number, including area code: (225) 388-8011

Not applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a- 12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.

In connection with Albemarle Corporation’s (“Albemarle”) proposed acquisition of Rockwood Holdings, Inc. (“Rockwood”) pursuant to an Agreement and Plan of Merger dated July 15, 2014 described in the Albemarle’s Current Report on Form 8-K filed July 15, 2014, and in the definitive joint proxy statement/ prospectus filed October 1, 2014, Albemarle is filing herewith (i) the unaudited condensed consolidated financial statements of Rockwood as of September 30, 2014 and December 31, 2013 and for each of the three- and nine-month periods ended September 30, 2014 and September 30, 2013 and the notes related thereto, and (ii) Albemarle’s and Rockwood’s unaudited pro forma condensed combined balance sheet as of September 30, 2014, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013, and the unaudited pro forma condensed combined statement of operations for the nine-months ended September 30, 2014 and the notes related thereto, which update the Unaudited Pro Forma Condensed Consolidated Pro Forma Financial Statements found on page 115 of the definitive joint proxy statement/prospectus.

Item 9.01	Financial Statements and Exhibits.

(a)	Financial Statements of Business to be Acquired

Rockwood’s unaudited condensed consolidated  balance sheets as of September 30, 2014 and December 31, 2013, the related unaudited condensed consolidated statements of operations and comprehensive income for each of the three- and nine-month periods ended September 30, 2014 and September 30, 2013, and the related condensed consolidated statements of changes in stockholders’ equity and cash flows for the nine-month periods ended September 30, 2014 and September 30, 2013, and the notes related thereto, are filed as Exhibit 99.1 hereto.

(b)	Pro Forma Financial Information

Albemarle’s unaudited pro forma condensed combined balance sheet as of September 30, 2014, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013, and the unaudited pro forma condensed combined statement of operations for the nine-months ended September 30, 2014 and the notes related thereto are filed as Exhibit 99.2 hereto.

(d)	Exhibits

99.1
Rockwood’s unaudited condensed consolidated  balance sheets as of September 30, 2014 and December 31, 2013, the related unaudited condensed consolidated statements of operations and comprehensive income for each of the three- and nine-month periods ended September 30, 2014 and September 30, 2013, and the related condensed consolidated statements of changes in stockholders’ equity and cash flows for the nine-month periods ended September 30, 2014 and September 30, 2013, and the notes related thereto, are filed as Exhibit 99.1 hereto.

99.2
Albemarle’s unaudited pro forma condensed combined balance sheet as of September 30, 2014, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013, and the unaudited pro forma condensed combined statement of operations for the nine-months ended September 30, 2014 and the notes related thereto.

Forward Looking Statements

Some of the information presented in this Current Report on Form 8-K may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are based on our current expectations, which are in turn based on assumptions that we believe are reasonable based on our current knowledge of our business and operations. We have used words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will” and variations of such words and similar expressions to identify such forward-looking statements.

These forward-looking statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions, which are difficult to predict and many of which are beyond our control. Therefore, there can be no assurance that our actual results will not differ materially from the results and expectations expressed or implied in the forward-looking statements. Factors that could cause actual results to differ materially include, without limitation: changes in economic and business conditions; changes in financial and operating performance of our major customers and industries and markets served by us; the timing of orders received from customers; the gain or loss of significant customers; competition from other manufacturers; changes in the demand for our products or the end-user markets in which our products are sold; limitations or prohibitions on the manufacture and sale of our products; availability of raw materials; changes in the cost of raw materials and energy, and our ability to pass through such increases; changes in our markets in general; fluctuations in foreign currencies; changes in laws and government regulation impacting our operations or our products; the occurrence of claims or litigation; the occurrence of natural disasters; hazards associated with chemicals manufacturing; the inability to maintain current levels of product or premises liability insurance or the denial of such coverage; political unrest affecting the global economy, including adverse effects from terrorism or hostilities; political instability affecting our manufacturing operations or joint ventures; changes in accounting standards; the inability to achieve results from our global manufacturing cost reduction initiatives as well as our ongoing continuous improvement and rationalization programs; changes in the jurisdictional mix of our earnings and changes in tax laws and rates; changes in monetary policies, inflation or interest rates that may impact our ability to raise capital or increase our cost of funds, impact the performance of our pension fund investments and increase our pension expense and funding obligations; volatility and uncertainties in the debt and equity markets; technology or intellectual property infringement, including cyber security breaches, and other innovation risks; decisions we may make in the future; the receipt and timing of necessary regulatory approvals for the merger; the ability to complete and to finance the merger; the ability to successfully operate and integrate Rockwood’s operations and realize estimated synergies; and the other factors detailed from time to time in the reports we file with the SEC.

Important Information for Stockholders and Investors

Nothing in this report shall constitute a solicitation to buy or subscribe for or an offer to sell any securities of Albemarle or Rockwood or a solicitation of any vote or approval. In connection with the proposed transaction, Albemarle and Rockwood have filed a joint proxy statement/prospectus and will file other relevant documents concerning the proposed transaction with the Securities and Exchange Commission (“SEC”), and Albemarle has filed a Registration Statement on Form S-4 (Registration No. 333-198415) with the SEC. STOCKHOLDERS OF EACH COMPANY AND OTHER INVESTORS ARE URGED TO READ THE REGISTRATION STATEMENT, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) REGARDING THE PROPOSED MERGER WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Stockholders and investors may obtain a free copy of the registration statement and joint proxy statement/prospectus, as well as other filings containing information about Albemarle and Rockwood, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the registration statement and joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein can also be obtained, without charge, by directing a request to Albemarle Corporation, 451 Florida Street, Baton Rouge, Louisiana 70801, USA, Attention: Investor Relations, Telephone: +1 225-388-7322.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALBEMARLE CORPORATION

Date: November 7, 2014	By:	/s/ Karen G. Narwold
Karen G. Narwold
Senior Vice President, General Counsel, Corporate and Government Affairs, Corporate Secretary

EXHIBIT INDEX

Exhibit Number	Exhibit

99.1
Rockwood’s unaudited condensed consolidated  balance sheets as of September 30, 2014 and December 31, 2013, the related unaudited condensed consolidated statements of operations and comprehensive income for each of the three- and nine-month periods ended September 30, 2014 and September 30, 2013, and the related condensed consolidated statements of changes in stockholders’ equity and cash flows for the nine-month periods ended September 30, 2014 and September 30, 2013, and the notes related thereto, are filed as Exhibit 99.1 hereto.

99.2
Albemarle’s unaudited pro forma condensed combined balance sheet as of September 30, 2014, the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2013, and the unaudited pro forma condensed combined statement of operations for the nine-months ended September 30, 2014 and the notes related thereto.